UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the years ended December 31, 2006 and 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                    to

Commission file number 001-08533

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYSTEMS & ELECTRONICS INC. EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:

DRS Technologies, Inc.

5 Sylvan Way

Parsippany, NJ 07054

Financial Statements and Exhibits

SYSTEMS & ELECTRONICS INC.
EMPLOYEE SAVINGS INVESTMENT PLAN

December 31, 2006 and 2005

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Pension Committee of
Systems & Electronics Inc.
Employee Savings Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Systems & Electronics Inc. Employee Savings Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the net assets available for benefits at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note H, the Company has amended the Plan to provide for its termination effective January 30, 2006. During the previous plan year, the Trustees made the decision to terminate the plan. Therefore, in accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis.

/s/ Rubin Brown LLP

St. Louis, Missouri
June 29, 2007

SYSTEMS & ELECTRONICS INC.
EMPLOYEE SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	(In Liquidation) 2006	(In Liquidation) 2005
Assets:
Investments,
At Fair Value (Note C)
Registered Investment Companies	528,239	14,715,140
Company Stock	—	107,272
Participant Loans	1,142	193,680
Guaranteed Investment Contract (Note D)	8,901	2,552,207
	538,282	17,568,299
Employee contributions receivable	—	105,985
Net Assets Available For Benefits	$538,282	$17,674,284

See the accompanying notes to the financial statements.

SYSTEMS & ELECTRONICS INC.
EMPLOYEE SAVINGS INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	(In Liquidation) 2006	(In Liquidation) 2005

Additions To Net Assets Attributed To:

Investment income:
Interest and dividend income	$242,887	$82,581
Net realized and unrealized gain on Engineered Support Systems, Inc. and DRS Technologies, Inc. common stock	6,244	14,728
Net appreciation from common collective trusts	—	24,541
Net appreciation from registered investment companies	1,257,130	894,483
Net Investment Income	1,506,261	1,016,333

Contributions:
Salary Deferral	253,228	2,498,372
Rollovers	5,923	442,135
Total Contributions	259,151	2,940,507

Total Additions	1,765,412	3,956,840

Deductions:
Benefits paid directly to participants	(18,900,226)	(1,110,036)
Plan expenses	(1,188)	(19,961)
Total Deductions	(18,901,414)	(1,129,997)

Net (Decrease) Increase	(17,136,002)	2,826,843

Net Assets Available For Benefits:
Beginning of Year	17,674,284	14,847,441

Net Assets Available For Benefits:
End of Year	$538,282	$17,674,284

See the accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

SYSTEMS & ELECTRONICS INC.
EMPLOYEE SAVINGS INVESTMENT PLAN
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN

The Systems & Electronics Inc. Employee Savings Investment Plan (the “Plan”) was established October 1, 1999 as a defined contribution plan covering the employees of Systems & Electronics Inc.  On January 31, 2006, DRS Technologies, Inc. (“Company”) became the plan sponsor when they purchased Systems & Electronics Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

All employees of Systems & Electronics, Inc. (“SEI”) are eligible to participate in the Plan on the date he or she commences employment with SEI.  Plan participants are eligible to receive benefits commencing at age 59 ½ or upon the date the participant terminates employment with the Company and every member of the controlled group.  Distributions under the Plan will be made as soon as administratively possible after retirement or termination.

Participants may elect to contribute up to 50 percent of their annual compensation (not to exceed limits established by the Internal Revenue Service) each Plan year as “pre-tax contributions”.  There are no employer contributions to the Plan.  Participant contributions are fully and immediately vested at all times.

The Plan was closed to new Participants as of December 31, 2004.  No employee will become a participant after that date.  Employees participating in the Plan on December 31, 2004 will be eligible to continue to make contributions.

Plan participants are permitted to borrow from their accounts.  Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their vested balance, not to exceed $50,000 (less the highest outstanding loan balance for the one-year period ending on the day before a new loan is made minus the outstanding balance of existing loans to the participant on the date of the new loan).  Both the principal and interest are repaid via payroll deductions.  The interest rate for the only outstanding loan as of December 31, 2006 was for 7.75%.  The final installment is due for the loan on December 11, 2007.

Upon death, termination of service, or attainment of age 70 ½, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a single annuity, the purchase of a joint and survivorship annuity with various survivor options, or a series of installment payments.

Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings.  The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s account balance, as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Pension Committee, appointed by the Company, serves as the Plan administrator, and the Company pays all administrative expenses of the Plan, except for a nominal holding fee charged to each participant’s account.  In 2006, the Plan incurred $1,188 in trustee fees or other administrative expenses.  In 2005, the Plan incurred $19,961 in trustee fees or other administrative expenses.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Plan document and Summary Plan Description.  Copies of the Summary Plan Description are available from the Company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Certain 2005 figures have been reclassified, where appropriate, to conform to the financial statement presentation used in 2006.

The financial statements of the Systems & Electronics Inc. Employee Savings Investment Plan are presented on the liquidation basis of accounting, except that benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in registered investment companies, including the EuroPacific Growth Fund, the Alliance Bernstein Growth & Income Fund-Class A, the Janus Twenty Fund, the Jennison Growth Fund-Class Z, the Jennison US Emerging Growth Fund-Class Z, Vanguard Morgan Growth (Admiral Class), Vanguard Total Stock Market (Admiral Class), Vanguard Windsor (Admiral Class) , Vanguard Institutional Index (Institutional Class), American Funds Balanced Fund-Class A, Vanguard 500 Index-Class A, Lord Abbett Small Cap Blend-Class A, PIMCO Total Return-Class A and Vanguard International Growth Fund, are stated at the fair value of the underlying portfolio of securities as of December 31, 2006, as determined by the respective manager.  Investments in the Guaranteed Investment Contract are stated at fair value, which approximates contract value (principal plus accrued interest) as of December 31, 2006 as determined by the respective manager.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Guaranteed Investment Contract, which is a fully benefit-responsive investment contract.  Since the fair value of this contract also approximates its contract value, the Statement of Changes in Net Assets Available for Benefits does not require a separate adjustment for reporting the Plan net assets on a contract value basis.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net realized appreciation or depreciation on security transactions represent the difference between proceeds received and cost.  The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Participant loans are valued at their outstanding principal amount.  These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Participants.

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period.  Actual results could differ from these estimates.

NOTE C—INVESTMENTS

Participants may direct the investment of their contributions among a number of investment options.  The following schedule presents information regarding assets held for investments:

	December 31, 2006	December 31, 2005
	Fair Value	Fair Value
Alliance Bern Growth & Income Fund-Class A,
837 shares in 2005	—	3,214
Janus Twenty Fund,
2,692 shares in 2005	57,627	131,694
EuroPacific Growth Fund,
29,385 shares in 2005	142,591	1,207,743	*
Jennison US Emerging Growth Fund – Class Z,
8,233 shares in 2005	—	169,096
Jennison Growth Fund-Class Z,
72,608 shares in 2005	8,574	1,208,202	*
Lord Abbett Small Cap Blend Fund-Class A,
79,893 shares in 2005	10,797	1,341,407	*
PIMCO Total Return Fund-Class A,
87,446 shares in 2005	1,172	918,184	*
Vanguard Institutional Index-Institutional Class,
37,689 shares in 2005	114,395	4,296,888	*
American Balanced Fund-Class A,
109,275 shares in 2005	121,132	947,283	*
Vanguard Windsor-Admiral Class,
22,424 shares in 2005 and 44,837 shares in 2004	8,984	1,297,900	*
Vanguard Morgan Growth-Admiral Class,
29,312 shares in 2005 and 84,222 shares in 2004	47,902	1,609,793	*
Vanguard Total Stock Market-Admiral Class,
19,458 shares in 2005 and 16,422 shares in 2004	15,065	583,736

Total Registered Investment Companies	528,239	14,715,140

Guaranteed Income Fund (Note D)	8,901	2,552,207	*

Participant loans	1,142	193,680

Total	$538,282	$17,568,299

*                 Represents investments that are greater than 5% of plan assets at the beginning of the plan year.

The Company has established a Pension Committee to oversee the activities of the Plan and has appointed the Vice President of Finance as the Plan Administrator.  Prudential Insurance Company of America (“Prudential”) is the Trustee for the Plan and the Plan recordkeeper.  Prior to May 2, 2005, Vanguard Fiduciary Trust Company (“VFTC”) was the Trustee for the Plan and Plan recordkeeper.  During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2006	2005
DRS Technologies, Inc Common Stock	$2,409	$—
Engineered Support Systems, Inc. Common Stock	3,835	14,728
Common Collective Trust	—	24,541
Registered Investment Companies	1,257,130	894,483
	$1,263,374	$933,752

NOTE D – Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Prudential Retirement and Annuity Company (“PRIAC”).  PRIAC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The guaranteed investment contract is reflected in the financial statements at fair market value which is equal to contract value.

As described in Note B, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value under all circumstances including the termination of the plan.  There are no instances that would limit the ability of the Plan to transact at contract value with the insurer.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5 percent.  Such interest rates are reviewed on a quarterly basis for resetting.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2006	2005
January 1 to June 30
Based on actual earnings	3.85%	3.85%
Based on interest rate credited to participants	3.85%	3.85%

July 1 to December 31
Based on actual earnings	4.05%	3.85%
Based on interest rate credited to participants	4.05%	3.85%

NOTE E – INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated February 24, 2006 indicating compliance with section 401(a) of the Internal Revenue Code and tax exemption under the provisions of section 501(a).  As stated in Note G, the Plan also received a favorable determination letter on plan termination dated September 14, 2006.  Therefore, it is the opinion of the Plan Administrator that, as of December 31, 2006, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a).  Thus, provision for a federal income tax is not required in the accompanying financial statements.

NOTE F - RELATED PARTY AND PARTY-IN-INTEREST

Engineered Support Systems, Inc. and the Company, as Plan administrators and sponsors, are related parties to the Plan. At December 31, 2006, the Plan did not hold any Engineered Support Systems, Inc. common stock. At December 31, 2005, the Plan held shares of Engineered Support Systems, Inc. common stock with a market value of $107,272.  For the year ended December 31, 2006, the Plan purchased $32,217 and sold or transferred $29,869 of Company common stock. The Plan also purchased $2,577 and sold $113,684 of Engineered Support Systems, Inc. common stock.

Certain Plan investments are shares of mutual funds managed by an affiliate of VFTC and by Prudential.  Prudential is and VFTC was, a Trustee as defined by the Plan and, therefore, the transactions resulting in these balances are exempt party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.

NOTE G –SUBSEQUENT EVENTS

The Plan applied for and received a favorable determination letter on plan termination from the IRS dated September 14, 2006.  The Plan has subsequently distributed the remaining assets to participants as of January 19, 2007.

NOTE H – PLAN TERMINATION

The Company has exercised its right under the Plan to discontinue employee contributions as of February 1, 2006, pursuant to the Plan termination and subject to the provisions of ERISA.

NOTE I – CHANGES TO THE PLAN

On January 31, 2006 DRS Technologies, Inc. acquired all of the outstanding shares of Engineered Support Systems, Inc., the Plan’s then Sponsor. All of the Plan’s shares of Engineered Support Systems, Inc. common stock were exchanged for a combination of DRS Technologies, Inc. common stock and cash as determined by the merger agreement.

Report of Independent Registered Public
Accounting Firm on Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri
June 29, 2007

SYSTEMS & ELECTRONICS INC.
EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule I

EIN: 43-1275001 Plan Number: 321

Schedule of Assets Held at End of Year

December 31, 2006

(a) (b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
Registered Investment Companies
Alliance Bern Growth & Income Fund Class A –	Large-cap value equity mutual fund
Janus Twenty Fund	Large-cap growth equity mutual	53,095	57,627
EuroPacific Growth Fund	Non-U.S. equity mutual fund	112,826	142,591
Jennison US Emerging Growth Fund-Class Z	Mid-cap growth equity mutual fund
Jennison Growth Fund-Class Z	Large-cap growth equity mutual	6,923	8,574
Lord Abbett Small Cap Blend- Class A	Small-cap growth equity fund	9,844	10,797
PIMCO Total Return Fund – Class A	Intermediate-term bond mutual	1,203	1,172
Vanguard Institutional Index Fund – Institutional Class	Large-cap blend equity mutual	101,910	114,395
Vanguard Windsor-Admiral Class	Large cap value equity fund	8,356	8,984
American Balanced Fund-Class A	Moderate allocation mutual fund	112,394	121,132
Vanguard Morgan Growth – Admiral Class	Mid- and Large-Cap equity fund	45,090	47,902
Vanguard Total Stock Market – Admiral Class	Large-cap blend equity fund	13,342	15,065
		464,983	528,239
* Prudential Guaranteed Income Fund	Stable value fund	8,901	8,901
Participant Loans	Loan to Plan participant bearing interest rate of 7.75% due December 2007	—	1,142
	Total	$473,884	$538,282

*	Investments represent allowable transactions with a party-in-interest.

**	Value represents historical cost.

The above information is a required disclosure for Form 5500, Schedule H, Part IV, line 4i.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

SYSTEMS & ELECTRONICS INC. EMPLOYEE SAVINGS INVESTMENT PLAN

Date: June 29, 2007	/s/ Richard A. Schneider
Richard A. Schneider Executive Vice President & Chief Financial Officer of DRS Technologies, Inc. and Member of the Pension Committee of the Plan